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                                                                      Exhibit 99

                            CENTENNIAL CELLULAR CORP.

                                  PRESS RELEASE


From: W.M. Kraus                      Company Contact:
      946 Spaight St.                 Scott N. Schneider, Senior Vice President
      Madison, WI 53703               and Chief Financial Officer
                                      (203) 972-2002

For:  Centennial Cellular             Louis Friedman, Managing Director
      (NASDAQ SYMBOL: CYCL)           Donaldson Lufkin & Jenrette
                                      (212) 892-3545


                                      FOR IMMEDIATE RELEASE


                    CENTENNIAL CELLULAR ANNOUNCES EXPLORATION
                            OF STRATEGIC ALTERNATIVES


         New York, NY. April 14, 1998 - Centennial Cellular Corp. today announced that its board of directors has determined to explore strategic alternatives available to the Company. The Company has engaged the services of Donaldson, Lufkin & Jenrette to assist it in exploring these various available strategic alternatives.

         Centennial Cellular Corp. acquires, operates and invests in wireless telephone systems throughout the continental United States and the Commonwealth of Puerto Rico. The Company's current wireless telephone interests represent approximately 10.1 million Net Pops. Approximately 6.5 million of these Net Pops are represented by the Company's wireless telephone systems located in the continental United States, including approximately 1.1 million Net Pops related to the Company's minority equity investments in partnerships owning wireless telephone systems. The balance of approximately 3.6 million Net Pops represents the Company's interest in its wireless telephone systems in Puerto Rico.